JONES, DAY, REAVIS & POGU

NORTH POINT • 901 LAKESIDE AVENUE

CLEVELAND, OHIO 44114-1190

TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

02015005

WRITER'S DIRECT NUMBER:

(216) 586-7314

kjcorrigan@jonesday.com

PROCESSED

FEB 14 2002

THOMSON FINANCIAL

412523:kas:564285
930210-005011

February 7, 2002

File No. 82-3349

SUPPL

02 FEB 11 AM 8:25

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

dlw 2/11

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Rachel Keeley (Jones Day - London) (w/o enc.)

Interim Report 2002 for the 27 weeks ended 2 November 2001

Bespak plc

Bespak's new strategy balances risk by having three businesses – Pulmonary, Device & Manufacturing Services and Nasal – a broadened customer base and a portfolio of new technology opportunities in each business


35.7
37.0
39.0
40.4
42.9
1997
1998
1999
2000
2001

Turnover (£m)
(from continuing businesses)


6.6
7.0
7.3
7.8
7.2
1997
1998
1999
2000
2001

Profit before tax (£m)
(before exceptional items)


5.1
5.6
6.16
6.6
7.0
1997
1998
1999
2000
2001

Dividends per share (p)


18.9
20.3
21.9
21.3
19.0
1997
1998
1999
2000
2001

Earnings per share (p)
(before exceptional items)

	27 weeks ended 2 November 2001 (Unaudited)	26 weeks ended 27 October 2000 (Unaudited)
Turnover	£42.9m	£40.4m
Operating profit	£6.6m	£7.5m
Profit before tax	£7.2m	£7.8m
Earnings per share	19.0p	21.3p
Dividend per share	7.0p	6.6p

Highlights

Focused strategy in place – management structure aligned

Record sales of £42.9m (2000: £40.4m)

Profit £7.2m (2000: £7.8m)

R&D investment up 60%

3 distinct businesses:

Pulmonary
- Sales increased 9% to £19.8m
- Product sales ahead of expectations
- Technical programmes on track

Device & Manufacturing Services
- Sales increased 4% to £19.3m
- Sales fuelled by GSK's US launch of Advair – GSK contract extended
- Preparing facility for Inhale Therapeutics' regulatory validation

Nasal
- New area of potential growth for Bespak
- Discussions on-going to build up portfolio with potential partners for related nasal drug delivery technologies

Business review

Overview

The last six months has been both exciting and encouraging. Over the period the Group has successfully been refocused within the international drug delivery industry into three distinct businesses. The two core businesses, Pulmonary and Device & Manufacturing Services, continue to trade strongly, whilst at the same time we continue to develop our new and exciting business, Nasal Drug Delivery. The Group maintains its ability to generate funds for expansion and continuing investment in new technologies. R&D investment increased by 60% in the period.

Financial performance in the first-half was in line with expectations. Since the end of the period we issued a trading update, on 13 December 2001, stating that, due to strong demand for our range of products, we expected sales to exceed previous market expectations for the full financial year.

Operating Review

Following successful completion of a strategic review, the Group has decided to focus on three separate businesses. The management structure has been reorganised to align with this strategic direction.

Pulmonary

This business involves the design, development and manufacture of products such as valves, actuators and accessories for use in the pulmonary market. Pulmonary sales, comprising metered dose inhaler valves and actuators, have increased by 9% to £19.8m (2000: £18.1m). This was largely driven by the transition to HFA valves in the European market place continuing to accelerate, with strong demand from such customers as Boehringer Ingelheim, IVAX (Norton Healthcare) and Aventis. In support of this market, the Group has committed significant capital expenditure to create a state-of-the-art manufacturing facility. Strong demand for CFC products continued in the US market where customers include Schering-Plough and Armstrong.

Looking to the future, the Group is increasing its investment in R&D to assist the long-term growth of its Pulmonary business. This investment will lead to the expansion of the Group's proprietary range of valves and the development of a portfolio of technologies such as dose counters, surface coatings and lock-out devices. The Group is also exploring alternative and radical new methods of metered dose drug delivery.

Device & Manufacturing Services

This business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Bespak already provides the broadest range of services in this area, taking customers' devices from concept through regulatory compliance, supply chain management and design for manufacture, through to full-scale manufacture. However, as part of its strategy for this business, Bespak intends to offer a comprehensive range of services by expanding into device concept design. By influencing the product design at the earliest stage, Bespak's goal is to reduce time to market and optimise product costs for its device partners. It is intended that this, combined with the Group's expertise and know-how, should make Bespak the inevitable device partner.

In the period, Device & Manufacturing Services saw increased sales of 4% to £19.3m (2000: £18.5m), driven by demand for Diskus™, GlaxoSmithKline's ("GSK") dry powder inhaler, to support GSK's successful launch of Advair in the US. Advair, like its European equivalent, Seretide, is a new asthma medicine that combines two asthma drugs which are delivered using the Diskus™ device. Reflecting the success of this product, Bespak and GSK finalised an extension to the Diskus™ supply agreement and, as a result, GSK and Bespak have made a joint investment to enhance Bespak's facility for Diskus™ production and continue to work in partnership to maximise scale efficiencies.

Bespak continues the scale-up of Inhale Therapeutics' device for the delivery of inhaled insulin, Exubera. This has involved preparing Bespak's manufacturing facility for regulatory validation in the first quarter of 2002, whilst supplying clinical trial quantities of devices. Inhale's pharmaceutical partner, Pfizer, has recently announced that it will be concluding clinical studies in 2002 with its regulatory filing to follow.

In December 2001, Bespak announced the signing of a development and manufacturing agreement with Battelle Pulmonary Therapeutics, Inc. for the production of a novel inhalation device. Bespak is working in partnership with Battelle at an early stage to develop their device which employs electrohydrodynamic aerosol delivery technology to deliver drugs to the lungs more efficiently. Battelle has signed collaborations with Abbott Laboratories and Pfizer.

Bespak is also very pleased to announce that it has recently signed a supply

agreement with Weston Medical for the manufacture and supply of Weston's needle-free injection device, Intraject™. Weston has signed collaborations with, among others, Roche and GSK.

Nasal

The objective of the Group's nasal drug delivery business is to develop a market for the systemic delivery of drugs through the nasal mucosae by offering formulation and device combinations. Nasal drug delivery should provide more rapid onset and improved bioavailability of drugs, better patient compliance when compared to the use of a needle, and the elimination of side effects such as nausea, that are associated with some oral treatments.

Bespak intends to build a portfolio of drug formulations and devices by continuing to increase its investment in R&D and through selective acquisition of technologies. As part of a new business model for Nasal, investment will be dialled up as the viability of the technologies is proven and risk will be managed by using collaborations. In the early stages, such collaborations will build on our existing network of world-class scientific contacts which supports Bespak's decentralised R&D activities. Once viability is proven, pharmaceutical partners will be sought and these relationships will generate milestone revenues. Ultimately, a royalty stream will emerge from sales of products alongside income from the manufacture of the nasal drug delivery devices.

During the period under review, a dedicated business team was formed under the leadership of a senior executive. This new team has enhanced our technical capabilities in particle testing, nasal imaging and modelling and also established seven technical collaborations. The development programme for the nanoparticle technology licensed from the Massachusetts Institute of Technology progressed well and we are close to acquiring other formulations and related technologies.

Management

As previously announced, the Bespak Board was significantly strengthened in June of this year with the appointment of Mark Throdahl as Group Chief Executive. Mark brings extensive experience of the healthcare market to Bespak, having spent more than twenty five years in the industry. Immediately prior to joining Bespak, Mark was Senior Vice President at Becton Dickinson, one of the leading US healthcare devices, systems and services companies. Since joining Bespak, Mark has led, and completed, a comprehensive review of Bespak's strategy, resulting in the creation of the three market-focused businesses.

Financial Review

The last six months have seen another strong financial performance from Bespak. Sales increased by 6% to £42.9m compared with £40.4m in the corresponding period last year. Net operating income before investment in research and development

increased from £9.2m in 2000 to £9.3m this year. As previously indicated, the Group significantly increased its investment in R&D to £2.7m (2000: £1.7m), and, as a consequence, Group operating income amounted to £6.6m compared to £7.5m last year. The increasing investment in new technologies – expensed through the profit and loss account – has resulted in a reduction in our operating margins from 18.4% to 15.3%. Profit before tax for the six months was £7.2m (2000: £7.8m) with interest income of £0.4m compared to £0.2m last year.

Cash generation during the period was excellent and the Group ended the half year with net cash of £14.9m compared to £8.3m at the year end. The Group's strong cash generating capability will enable it to increase its investment in the exploitation of new technologies from its own resources.

Earnings per share and dividend

The Group implemented FRS19 on deferred taxation during the period. This new accounting standard requires full provision for deferred tax on all timing differences and, as a consequence, the tax rate for the period was 30% compared to 28% last year (2000 has been re-stated on the same basis).

Due to the increased level of investment in research and development – intended to enhance shareholder value over the longer term – and the increase in the tax rate, earnings per share over the period declined from 21.3p to 19.0p for the six months under review. The Board is able to announce an increase in the proposed interim dividend of 6% to 7.0 pence per share (2000: 6.6 pence per share). This dividend will be payable on 18 February 2002 to those on the shareholder register on 18 January 2002.

Outlook

As announced in our recent trading statement, the Board maintains its expectations of strong sales for its range of products in both the Pulmonary and Device & Manufacturing Services businesses. Sales for the second half are likely to be significantly higher than in the first half. R&D expenditure will also increase in the second half.

For the following financial year we anticipate continued strong demand for our full range of products. As previously indicated, Bespak has committed to certain contract price reductions on one of its key products in the Device & Manufacturing Services business. As is typical of businesses subject to regulatory review, uncertainty remains as to the timing of the rollout of new product programmes.

Your Board is enthusiastic about the Group's growth prospects and is confident that delivery of the focused strategy will enhance shareholder value.

Directors' statement of responsibility in relation to the interim report

The directors are responsible for ensuring the maintenance of proper accounting records, which disclose with reasonable accuracy the financial position of the Group at any time and from which accounts can be prepared. They are also responsible for ensuring the operation of systems of internal control for safeguarding the assets of the Group and for preventing and detecting fraud and other irregularities.

The directors confirm that, in preparing the interim accounts for the 27 weeks ended 2 November 2001, suitable accounting policies have been consistently applied in the preparation of the accounts, supported by reasonable and prudent judgements and estimates as necessary, applicable accounting standards have been followed, and the interim accounts have been prepared on the going concern basis.

The interim accounts have been reviewed, though not audited, by the Auditors.

Sir David Cooksey *Chairman*
Approved by the Board
8 January 2002

Independent review report to Bespak plc

Introduction

We have been instructed by the Company to review the financial information which comprises the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Statement of Group Total Recognised Gains and Losses, the Reconciliation of Movements in Group Shareholders' Funds and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance

with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the twenty seven weeks ended 2 November 2001.

PricewaterhouseCoopers
Chartered Accountants
Cambridge
8 January 2002

Notes:

a The maintenance and integrity of the Bespak plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Financial statements
for the 27 weeks
ended 2 November 2001

Consolidated profit and loss account

	Notes	Unaudited 27 weeks to 2 November 2001 £000	Unaudited 26 weeks to 27 October 2000 (restated) £000	Audited 52 weeks 27 April 2001 (restated) £000
Turnover	2	**42,948**	40,403	78,695
Operating expenses		**(36,355)**	(32,953)	(65,281)
Group operating profit	2	**6,593**	7,450	13,414
Share of net operating profit of joint ventures and associates		**151**	136	240
Total operating profit		**6,744**	7,586	13,654
Net interest receivable	3	**462**	242	462
Profit on ordinary activities before taxation		**7,206**	7,828	14,116
Taxation	4	**(2,160)**	(2,192)	(3,953)
Profit on ordinary activities after taxation		**5,046**	5,636	10,163
Dividends		**(1,857)**	(1,749)	(4,770)
Retained profit		**3,189**	3,887	5,393
Dividends per ordinary share (pence)	5	**7.0p**	6.6p	18.0p
Earnings per ordinary share (pence)	6	**19.0p**	21.3p	38.4p
Diluted earnings per ordinary share	6	**18.9p**	21.3p	38.1p

Consolidated balance sheet

	Notes	**Unaudited 2 November 2001 £000**	Unaudited 27 October 2000 (restated) £000	Audited 27 April 2001 (restated) £000
Fixed assets				
Intangible assets		**463**	276	422
Tangible assets		**58,073**	58,115	59,567
Investments		**1,756**	1,674	1,696
		60,292	60,065	61,685
Current assets				
Stocks		**3,936**	3,121	3,486
Debtors		**13,134**	8,609	12,137
Short-term deposits		**25,055**	22,200	19,840
Cash at bank and in hand		**1,070**	2,560	190
		43,195	36,490	35,653
Creditors				
Amounts falling due within one year	7	**(29,993)**	(26,170)	(25,110)
Net current assets		**13,202**	10,320	10,543
Total assets less current liabilities		**73,494**	70,385	72,228
Creditors				
Amounts falling due after more than one year	8	**(2,051)**	(4,220)	(4,246)
Provisions for liabilities and charges	9	**(5,273)**	(4,828)	(4,972)
Net assets		**66,170**	61,337	63,010
Capital and reserves				
Called up share capital		**2,657**	2,653	2,655
Share premium account		**21,840**	21,672	21,784
Profit and loss account		**41,673**	37,012	38,571
Equity shareholders' funds		**66,170**	61,337	63,010

Consolidated cash flow statement

	Notes	Unaudited 27 weeks to 2 November 2001 £000	Unaudited 26 weeks to 27 October 2000 (restated) £000	Audited 52 weeks to 27 April 2001 (restated) £000
Cash inflow from operating activities	10	**12,008**	13,691	20,136
Dividends received from associated companies		**9**	48	58
Returns on investment and servicing of finance				
Interest received		**794**	677	1,119
Interest paid		**(307)**	(363)	(617)
Net cash inflow from returns on investment and servicing of finance		**487**	314	502
Taxation				
UK corporation tax paid		**(907)**	(998)	(3,307)
Overseas tax repaid/(paid)		**61**	(279)	(288)
Net cash outflow from taxation		**(846)**	(1,277)	(3,595)
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets		**(2,197)**	(4,975)	(10,793)
Receipts from sales of tangible fixed assets		**56**	53	58
Payments to acquire intangible fixed assets		**(67)**	(301)	(459)
Purchase of fixed asset investments		**(18)**	(100)	(120)
Receipts from sale of fixed asset investment		**–**	7	7
Net cash outflow from capital expenditure and financial investment		**(2,226)**	(5,316)	(11,307)
Equity dividends paid		**(3,021)**	(2,806)	(4,555)
Net cash inflow before management of liquid resources and financing		**6,411**	4,654	1,239
Management of liquid resources				
Movement in short-term deposits		**(5,215)**	(6,850)	(4,490)
Financing				
Issue of shares	12	**72**	289	404
Net decrease in loans		**(2,159)**	(2,069)	(2,123)
Net cash outflow from financing		**(2,087)**	(1,780)	(1,719)
Decrease in net cash		**(891)**	(3,976)	(4,970)

Statement of Group total recognised gains and losses

	Notes	Unaudited 27 weeks to 2 November 2001 £000	Unaudited 26 weeks to 27 October 2000 (restated) £000	Audited 52 weeks to 27 April 2001 (restated) £000
Profit on ordinary activities after taxation		**5,046**	5,636	10,163
Exchange movements on foreign currency net investments		**(87)**	417	470
Total recognised gains and losses for the period		**4,959**	6,053	10,633
Prior year adjustment	1	**(4,498)**		
Total gains and losses recognised since last annual report		**461**		

Reconciliation of movements in Group shareholders' funds

	Notes	Unaudited 27 weeks to 2 November 2001 £000	Unaudited 26 weeks to 27 October 2000 (restated) £000	Audited 52 weeks to 27 April 2001 (restated) £000
Profit on ordinary activities after taxation		**5,046**	5,636	10,163
Dividends		**(1,857)**	(1,749)	(4,770)
Issue of ordinary share capital		**58**	287	401
Exchange movements on foreign currency net investments		**(87)**	417	470
Shareholders' funds brought forward (originally £67,508,000 before deducting prior year adjustment of £4,498,000)		**63,010**	56,746	56,746
Shareholders' funds carried forward		**66,170**	61,337	63,010

Notes to the interim accounts

1 Basis of preparation and accounting policies

The unaudited results for the 27 weeks ended 2 November 2001 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in the Group's Annual Report and Accounts for the 52 weeks ended 27 April 2001 except that the Company has implemented the following new Financial Reporting Standards: FRS 17 "Retirement benefits"; FRS 18 "Accounting policies"; and FRS 19 "Deferred taxation".

FRS 17 and FRS 18 had no effect on the Group results in the period

In accordance with FRS 19, the Company has changed its policy on deferred taxation. Full provision for deferred taxation is now made on all timing differences. Deferred taxation in respect of prior years has been written off against opening reserves as a prior year adjustment. As a result of the change in accounting policy, comparative figures for the 27 weeks to 27 October 2000 and 52 weeks to 27 April 2001 have been adjusted as follows:

	Profit after tax for the 26 weeks to 27 October 2000 £000	Earnings per share pence	Net assets £000	Profit after tax for the 52 weeks to 27 April 2001 £000	Earnings per share pence	Net assets £000
As previously reported	6,020	22.8	65,371	11,011	41.6	67,508
Effect of the change in accounting policy	(384)	(1.5)	(4,034)	(848)	(3.2)	(4,498)
As restated	5,636	21.3	61,337	10,163	38.4	63,010

The profit after tax for the 26 weeks ended 27 October 2000 has been decreased by £384,000 as a result of the change in accounting policy.

The charge for taxation on the profits for the 27 weeks ended 2 November 2001 has been calculated by reference to the estimated effective tax rate for the 53 weeks to 3 May 2002.

The profit and loss account and cash flow statement for the 52 weeks ended, and the balance sheet at, 27 April 2001 are an abridged statement of the full Group accounts for that period which have been delivered to the Registrar of Companies. The report of the Auditors on the accounts for the 52 weeks ended 27 April 2001 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2 Segment information

The analysis of turnover, net operating income and net assets is as follows:

	27 weeks to 2 November 2001 £000	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
Turnover by business			
Pulmonary valves and accessories	**19,771**	18,098	34,924
Device industrialisation and manufacturing services	**19,284**	18,501	36,541
Personal care	**3,893**	3,804	7,230
	42,948	40,403	78,695
Average rate of exchange £1 Sterling:US $	**1.43**	1.49	1.47
Geographical area (turnover by destination)			
United Kingdom	**21,236**	19,190	38,703
United States of America	**10,336**	10,550	17,368
Europe	**8,008**	7,413	14,753
Rest of the World	**3,368**	3,250	7,871
	42,948	40,403	78,695
Turnover by origin			
United Kingdom	**37,455**	33,236	66,367
Inter-segment sales	**(4,236)**	(2,571)	(5,933)
External sales	**33,219**	30,665	60,434
United States of America	**9,729**	9,738	18,261
Inter-segment sales	**–**	–	–
External sales	**9,729**	9,738	18,261
Total sales	**47,184**	42,974	84,628
Total inter-segment sales	**(4,236)**	(2,571)	(5,933)
	42,948	40,403	78,695
Group operating profit			
Group operating profit by segment			
United Kingdom	**7,375**	7,256	13,587
United States of America	**(782)**	194	(173)
	6,593	7,450	13,414

2 Segment information continued

	27 weeks to 2 November 2001 £000	26 weeks to 27 October 2000 (restated) £000	52 weeks to 27 April 2001 (restated) £000
Net assets			
Operating assets by segment			
United Kingdom	**45,403**	44,416	47,483
United States of America	**14,672**	13,567	15,874
	60,075	57,983	63,357
Unallocated net assets/(liabilities)	**6,095**	3,354	(347)
	66,170	61,337	63,010
Closing rate of exchange £1 Sterling: US $	**1.46**	1.45	1.44

3 Net interest receivable

	27 weeks to 2 November 2001 £000	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
Interest payable			
– bank & other interest payable	**(309)**	(401)	(791)
– joint ventures and associates	**(9)**	(11)	(15)
	(318)	(412)	(806)
Interest receivable on deposits	**780**	654	1,268
	462	242	462

4 Taxation

	27 weeks to 2 November 2001 £000	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
Current taxation	**1,805**	1,752	2,994
Deferred taxation	**288**	384	848
Share of taxation of joint ventures and associates	**67**	56	111
	2,160	2,192	3,953

Taxation is based on an estimate of the effective rate of tax which will be chargeable on the profit for the year.

5 Dividends

The interim dividend of 7.0p (2000: 6.6p) will be paid on 18 February 2002 to shareholders on the register on the 18 January 2002.

6 Earnings per ordinary share

	27 weeks to 2 November 2001 £000	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
The calculation of earnings per ordinary share is based on the following:			
Net profit for the period	**5,046**	5,636	10,163
Weighted average number of ordinary shares in issue	**26,558,524**	26,462,341	26,503,513
Shares owned by Employee Share Ownership Trust	**(53,393)**	(61,029)	(58,545)
Average number of ordinary shares in issue for basic earnings	**26,505,131**	26,401,312	26,444,968
Dilutive impact of share options outstanding	**232,379**	44,327	209,420
Diluted average number of ordinary shares in issue	**26,737,510**	26,445,639	26,654,388
Earnings per ordinary share (pence)	**19.0**	21.3	38.4
Diluted earnings per ordinary share (pence)	**18.9**	21.3	38.1

7 Creditors – amounts falling due within one year

	2 November 2001 £000	27 October 2000 £000	27 April 2001 £000
Proportion of loans due within one year (note 8)	**2,122**	2,150	2,152
Bank overdrafts & short-term borrowings	**7,018**	6,746	5,374
Proposed dividend	**1,857**	1,749	3,021
Taxation	**3,577**	3,387	2,598
Creditors	**15,419**	12,138	11,965
	29,993	26,170	25,110

8 Creditors – amounts falling due after more than one year

	2 November 2001 £000	27 October 2000 £000	27 April 2001 £000
Lease purchase	**72**	163	134
Bank loan (US $ unsecured)	**4,101**	6,207	6,264
	4,173	6,370	6,398
Less proportion of loans due within one year	**(2,122)**	(2,150)	(2,152)
	2,051	4,220	4,246

9 Provisions for liabilities and charges

	Deferred taxation (restated) £000	Post retirement benefits £000	Total (restated) £000
At 28 April 2001	150	324	474
Prior year adjustment (see note 1)	4,498	–	4,498
At 28 April 2001 restated	4,648	324	4,972
Profit and loss account	288	18	306
Exchange rate adjustments	–	(5)	(5)
At 2 November 2001	**4,936**	**337**	**5,273**

10 Net cash inflow from continuing operating activities

Reconciliation of operating profit to net cash inflow from operating activities

	27 weeks 2 November 2001 £000	26 weeks 27 October 2000 £000	52 weeks 27 April 2001 £000
Group operating profit	**6,593**	7,450	13,414
Depreciation	**3,341**	3,195	6,225
Amortisation	**26**	9	37
Impairment loss relating to Innovata Biomed fixed assets	**–**	13	35
Loss on sale of tangible fixed assets	**6**	28	52
Profit on disposal of fixed asset investment	**–**	(3)	(3)
(Increase)/decrease in stocks	**(472)**	180	(160)
(Increase)/decrease in debtors	**(1,037)**	4,596	1,729
Increase/(decrease) in creditors	**3,534**	(1,790)	(883)
Increase/(decrease) in other provisions	**17**	13	(310)
Net cash inflow from operating activities	**12,008**	13,691	20,136

11 Reconciliation of net funds

The table below provides an analysis of net funds and a reconciliation of net cash flow to movement in net funds.

	At 28 April 2001 £000	Cash flow £000	Exchange movements £000	**At 2 November 2001 £000**
Cash at bank and in hand	190	880	–	**1,070**
Bank overdrafts & short-term borrowings	(5,374)	(1,771)	127	**(7,018)**
Net overdrafts	(5,184)	(891)	127	**(5,948)**
Loans and leasing obligations	(6,398)	2,159	66	**(4,173)**
Short-term deposits	19,840	5,215	–	**25,055**
Net funds	8,258	6,483	193	**14,934**
Financing items included in cash flow movements				
Issue of shares		(72)		
Net cash inflow before management of liquid resources and financing		**6,411**		

12 Issue of shares

In the period Bespak QUEST Limited transferred 3,737 shares to employees under the Bespak plc Savings Related Option Scheme for a total consideration of £14,387. In addition 12,000 shares were issued under the 1986 Executive Share Option Scheme for a total consideration of £57,280.

Board of directors and principal advisers

Board of Directors

Sir David Cooksey
(Non-Executive Chairman)

Mark C Throdahl (USA)
(Chief Executive)

Robert J Preece
(Deputy Chief Executive and Group Finance Director)

Paul D Taylor
(Chief Technology Officer)

Sir John Chisholm
(Non-Executive)

George Meredith (USA)
(Non-Executive)

Secretary
Louise Scott

Registered office
4 Stanhope Gate
London W1K 1AQ
Telephone +44 (0)20 7518 7900
Facsimile +44 (0)20 7518 7905
E-mail Bespakplc@Bespak.co.uk

Registered number
406711 England

Auditors
PricewaterhouseCoopers

Principal bankers
UK Barclays Bank PLC
National Westminster Bank Plc
USA Branch Banking & Trust Company

Merchant bankers
Schroder Salomon Smith Barney

Stockbrokers
Credit Suisse First Boston
(Europe) Limited

Solicitors
Herbert Smith

Registrars
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone +44 (0)20 8639 2406
Facsimile +44 (0)20 8639 2423

Designed & produced by Tatham Pearce Ltd. Illustrations by Tamara Ellis. Printed in England by Royle Corporate Print

The Bespak Group

Bespak plc
4 Stanhope Gate
London W1K 1AQ
United Kingdom
Tel +44 (0)20 7518 7900
Fax +44 (0)20 7518 7905
E-mail Bespakplc@bespak.co.uk

Bespak Europe
Bergen Way
King's Lynn
Norfolk PE30 2JJ
United Kingdom
Tel +44 (0)1553 691000
Fax +44 (0)1553 693728

Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks MK12 5TS
United Kingdom
Tel +44 (0)1908 552600
Fax +44 (0)1908 552613

Bespak, Inc.
2450 Laura Duncan Road
Apex
North Carolina 27502
USA
Tel (919) 387 0112
Fax (919) 387 0116

124 Franklin Park Avenue
Youngsville
North Carolina 7596-9400
USA
Tel (919) 556 7070
Fax (919) 556 5920

Group website
www.bespak.com

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Blocklisting Interim Review		11:22 22 Jan

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1986 Executive Share Option Scheme**

3. Period of return: From **23 July 2001** to **21 January 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **5,800**

5. Number of shares issued/allotted under scheme during period: **5,800**

6. Balance under scheme not yet issued/allotted at end of period: **NIL**

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

5,800 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our

26,582,389

Contact for queries: **Louise Scott**

Address: **4 Stanhope Gate, London W1K 1AQ**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **020 7518 7900**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Blocklisting Interim Review		11:12 22 Jan

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Executive Share Option Scheme**

3. Period of return: From **23 July 2001** to **21 January 2002**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: **146,578**

5. Number of shares issued/allotted under scheme during period: **9,000**

6. Balance under scheme not yet issued/allotted at end of period: **137,578**

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: **200,000 ordinary shares on 21 January 2000**

Please confirm total number of shares in issue at the end of the period in order for us to update our **26,582,389**

Contact for queries: **Louise Scott, Company Secretary**

Address: **4 Stanhope Gate, London W1K 1AQ**

Name of person making return: **Louise Scott**

Telephone: **020 7518 7900**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

---

status list

For Immediate Release: Tuesday, 8 January 2002

Bespak plc
Interim Results for the 27 weeks ended 2 November 2001

London, UK: Bespak plc, an innovator in drug delivery, today announces its interim results for the 27 weeks ended 2 November 2001.

Highlights:

- Focused strategy in place - management structure aligned
- Record sales of **£42.9m** (2000: £40.4m)
- Profit **£7.2m** (2000:£7.8m)
- R&D investment up **60%**
- Proposed increase in interim divided of **6% to 7.0p** (2000: 6.6p)
- 3 distinct businesses:

Pulmonary
Sales increased 9% to £19.8m
Product sales ahead of expectations
Technical programmes on track

Device & Manufacturing Services
Sales increased 4% to £19.3m
Sales fuelled by GSK's US launch of Advair – GSK contract extended
Preparing facility for Inhale Therapeutics' regulatory validation

Nasal
New area of potential growth for Bespak
Discussions on-going to build up portfolio with potential partners for related nasal drug delivery technologies

Mark Throdahl, Chief Executive of Bespak, commenting on the results, said:

"It is a pleasure to be announcing such positive results for the half-year. These results give the Board great encouragement for the future direction of Bespak. We remain confident that the decision to focus on three businesses, Pulmonary, Device & Manufacturing Services (DMS) and Nasal, will benefit our shareholders going forward.

I look forward to updating the market in the coming months on new collaborations in Pulmonary and Nasal drug delivery."

- ENDS -

For further information please call:

BESPAK plc **On 8 Jan 2002: +44 (0) 20 7466 5000**
Mark Throdahl – Chief Executive **Thereafter: +44 (0) 20 7518 7900**
Robert Preece – Deputy Chief Executive & Group Finance Director

BUCHANAN COMMUNICATIONS **TEL: +44 (0) 20 7466 5000**
Tim Thompson / Nicola How

Bespak plc

Interim Results for the 27 weeks ended 2 November 2001

Overview

The last six months has been both exciting and encouraging. Over the period the Group has successfully been refocused within the international drug delivery industry into three distinct businesses. The two core businesses, Pulmonary and Device & Manufacturing Services (DMS), continue to trade strongly, whilst at the same time we continue to develop our new and exciting business, Nasal Drug Delivery. The Group maintains its ability to generate funds for expansion and continuing investment in new technologies. R&D investment increased by 60% in the period.

Financial performance in the first-half was in line with expectations. Since the end of the period we issued a trading up-date, on 13 December 2001, stating that, due to strong demand for our range of products, we expected sales to exceed previous market expectations for the full financial year.

Operating Review

Following successful completion of a strategic review, the Group has decided to focus on three separate businesses. The management structure has been reorganised to align with this strategic direction.

Pulmonary

This Business involves the design, development and manufacture of products such as valves, actuators and accessories for use in the pulmonary market. Pulmonary sales, comprising metered dose inhaler valves and actuators, have increased by 9% to £19.8m (2000: £18.1m). This was largely driven by the transition to HFA valves in the European market place continuing to accelerate, with strong demand from such customers as Boehringer Ingelheim, IVAX (Norton Healthcare) and Aventis. In support of this market, the Group has committed significant capital expenditure to create a state-of-the-art manufacturing facility. Strong demand for CFC products continued in the US market where customers include Schering-Plough and Armstrong.

Looking to the future, the Group is increasing its investment in R&D to assist the long-term growth of its Pulmonary business. This investment will lead to the expansion of the Group's proprietary range of valves and the development of a portfolio of technologies such as dose counters, surface coatings and lock-out devices. The Group is also exploring alternative and radical new methods of metered dose drug delivery.

Device & Manufacturing Services

This Business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Bespak already provides the broadest range of services in this area, taking customers' devices from concept through regulatory compliance, supply chain management, design for manufacture through to full-scale manufacture. However, as part of its strategy for this Business, Bespak intends to offer a comprehensive range of services by expanding into device concept design. By influencing the product design at the earliest stage, Bespak's goal is to reduce time to market and optimise product costs for its device partners. It is intended that this, combined with the Group's expertise and know-how, should make Bespak the inevitable device partner.

In the period, Device & Manufacturing Services saw increased sales of 4% to £19.3m (2000: £18.5m), driven by demand for Diskus™, GlaxoSmithKline's ("GSK") dry powder inhaler, to support GSK's successful launch of Advair in the US. Advair, like its European equivalent Seretide, is a new asthma medicine that combines two asthma drugs which are delivered using the Diskus™ device. Reflecting the success of this product, Bespak and GSK finalised an extension to the Diskus™ supply agreement and, as a result, GSK and Bespak have made a joint investment to enhance Bespak's facility for Diskus™ production and continue to work in partnership to maximise scale efficiencies.

Bespak continues the scale-up of Inhale Therapeutics' device for the delivery of inhaled insulin, Exubera. This has involved preparing Bespak's manufacturing facility for regulatory validation in the first quarter of 2002, whilst supplying clinical trial quantities of devices. Inhale's pharmaceutical partner, Pfizer, has recently announced that it will be concluding clinical studies in 2002 with its regulatory filing to follow.

In December 2001, Bespak announced the signing of a development and manufacturing agreement with Battelle Pulmonary Therapeutics, Inc. for the production of a novel inhalation device. Bespak is working in partnership with Battelle at an early stage to develop their device which employs electrohydrodynamic aerosol delivery technology to deliver drugs to the lungs more efficiently. Battelle has signed collaborations with Abbott Laboratories and Pfizer.

Bespak is also very pleased to announce today that it has signed a supply agreement with Weston Medical for the manufacture and supply of Weston's needle-free injection device, Intraject™. Weston has signed collaborations with, among others, Roche and GSK.

Nasal
The objective of the Group's nasal drug delivery business is to develop a market for the systemic delivery of drugs through the nasal mucosae by offering formulation and device combinations. Nasal drug delivery should provide more rapid onset and improved bioavailability of drugs, better patient compliance when compared to the use of a needle, and the elimination of side effects such as nausea, that are associated with some oral treatments.

Bespak intends to build a portfolio of drug formulations and devices by continuing to increase its investment in R&D and through selective acquisition of technologies. As part of a new business model for Nasal, investment will be dialled up as the viability of the technologies is proven and risk will be managed by using collaborations. In the early stages, such collaborations will build on our existing network of world-class scientific contacts which supports Bespak's decentralised R&D activities. Once viability is proven, pharmaceutical partners will be sought and these relationships will generate milestone revenues. Ultimately, a royalty stream will emerge from sales of products alongside income from the manufacture of the nasal drug delivery devices.

During the period under review, a dedicated business team was formed under the leadership of a senior executive. This new team has enhanced our technical capabilities in particle testing, nasal imaging and modelling and also established seven technical collaborations. The development programme for the nanoparticle technology licensed from the Massachusetts Institute of Technology progressed well and we are close to acquiring other formulations and related technologies.

Management
As previously announced, the Bespak Board was significantly strengthened in June of this year with the appointment of Mark Throdahl as Group Chief Executive. Mark brings extensive experience of the healthcare market to Bespak having spent more than twenty five years in the industry. Immediately prior to joining Bespak, Mark was Senior Vice President at Becton Dickinson, one of the leading US healthcare devices, systems and services companies. Since joining Bespak, Mark has led, and completed, a comprehensive review of Bespak's strategy, resulting in the creation of the three market-focused businesses.

Financial Review
The last six months have seen another strong financial performance from Bespak. Sales increased by 6% to £42.9m compared with £40.4m in the corresponding period last year. Net operating income before investment in research and development increased from £9.2m in 2000 to £9.3m this year. As previously indicated, the Group significantly increased its investment in R&D to £2.7m (2000: £1.7m), and, as a consequence, Group operating income amounted to £6.6m compared to £7.5m last year. The increasing investment in new technologies – expensed through the profit and loss account – has resulted in a reduction in our operating margins from 18.4% to 15.3%. Profit before tax for the six months was £7.2m (2000: £7.8m) with interest income of £0.4m compared to £0.2m last year.

Cash generation during the period was excellent and the Group ended the half year with net cash of £14.9m compared to £8.3m at the year end. The Group's strong cash generating capability will enable it to increase its investment in the exploitation of new technologies from its own resources.

Earnings per share and dividend

The Group implemented FRS19 on deferred taxation during the period. This new accounting standard requires full provision for deferred tax on all timing differences and as a consequence the tax rate for the period was 30% compared to 28% last year (2000 has been re-stated on the same basis).

Due to the increased level of investment in research and development – intended to enhance shareholder value over the longer term - and the increase in the tax rate, earnings per share over the period declined from 21.3p to 19.0p for the six months under review. The Board is able to announce an increase in the proposed interim dividend of 6% to 7.0 pence per share (2000: 6.6 pence per share). This dividend will be payable on 18 February 2002 to those on the shareholder register on 18 January 2002.

Outlook

As announced in our recent trading statement, the Board maintains its expectations of strong sales for its range of products in both the Pulmonary and Device & Manufacturing Services businesses. Sales for the second half are likely to be significantly higher than in the first half. R&D expenditure will also increase in the second half.

For the following financial year we anticipate continued strong demand for our full range of products. As previously indicated, Bespak has committed to certain contract price reductions on one of its key products in the Device & Manufacturing Services business. As is typical of businesses subject to regulatory review, uncertainty remains as to the timing of the rollout of new product programmes.

Your Board is enthusiastic about the Group's growth prospects and is confident that delivery of the focused strategy will enhance shareholder value.

Consolidated Profit and Loss Account

	Notes	**Unaudited 27 weeks to 2 November 2001 £000**	Unaudited 26 weeks to 27 October 2000 £000 (restated)	Audited 52 weeks to 27 April 2001 £000 (restated)
Turnover	2	**42,948**	40,403	78,695
Operating expenses		**(36,355)**	(32,953)	(65,281)
Group operating profit	2	**6,593**	7,450	13,414
Share of net operating profit of joint ventures and associates		**151**	136	240
Total operating profit		**6,744**	7,586	13,654
Net interest receivable	3	**462**	242	462
Profit on ordinary activities before taxation		**7,206**	7,828	14,116
Taxation	4	**(2,160)**	(2,192)	(3,953)
Profit on ordinary activities after taxation		**5,046**	5,636	10,163
Dividends		**(1,857)**	(1,749)	(4,770)
Retained profit		**3,189**	3,887	5,393
Dividends per ordinary share (pence)	5	**7.0p**	6.6p	18.0p
Earnings per ordinary share (pence)	6	**19.0p**	21.3p	38.4p
Diluted earnings per ordinary share (pence)	6	**18.9p**	21.3p	38.1p

Consolidated Balance Sheet

	Notes	**Unaudited 2 November 2001 £000**	Unaudited 27 October 2000 £000 (restated)	Audited 27 April 2001 £000 (restated)
Fixed assets				
Intangible assets		**463**	276	422
Tangible assets		**58,073**	58,115	59,567
Investments		**1,756**	1,674	1,696
		60,292	60,065	61,685
Current assets				
Stocks		**3,936**	3,121	3,486
Debtors		**13,134**	8,609	12,137
Short-term deposits		**25,055**	22,200	19,840
Cash at bank and in hand		**1,070**	2,560	190
		43,195	36,490	35,653
Creditors				
Amounts falling due within one year	7	**(29,993)**	(26,170)	(25,110)
Net current assets		**13,202**	10,320	10,543
Total assets less current liabilities		**73,494**	70,385	72,228
Creditors				
Amounts falling due after more than one year	8	**(2,051)**	(4,220)	(4,246)
Provisions for liabilities and charges	9	**(5,273)**	(4,828)	(4,972)
Net assets		**66,170**	61,337	63,010
Capital and reserves				
Called up share capital		**2,657**	2,653	2,655
Share premium account		**21,840**	21,672	21,784
Profit and loss account		**41,673**	37,012	38,571
Equity shareholders' funds		**66,170**	61,337	63,010

Consolidated Cash Flow Statement

	Notes	Unaudited 27 weeks to 2 November £000	Unaudited 26 weeks to 27 October 2000 £000 (restated)	Audited 52 weeks to 27 April 2001 £000 (restated)
Cash inflow from operating activities	10	**12,008**	13,691	20,136
Dividends received from associated companies		**9**	48	58
Returns on investment and servicing of finance				
Interest received		**794**	677	1,119
Interest paid		**(307)**	(363)	(617)
Net cash inflow from returns on investment and servicing of finance		**487**	314	502
Taxation				
UK corporation tax paid		**(907)**	(998)	(3,307)
Overseas tax repaid/(paid)		**61**	(279)	(288)
Net cash outflow from taxation		**(846)**	(1,277)	(3,595)
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets		**(2,197)**	(4,975)	(10,793)
Receipts from sales of tangible fixed assets		**56**	53	58
Payments to acquire intangible fixed assets		**(67)**	(301)	(459)
Purchase of fixed asset investments		**(18)**	(100)	(120)
Receipts from sale of fixed asset investment		**-**	7	7
Net cash outflow from capital expenditure and financial investment		**(2,226)**	(5,316)	(11,307)
Equity dividends paid		**(3,021)**	(2,806)	(4,555)
Net cash inflow before management of liquid resources and financing		**6,411**	4,654	1,239
Management of liquid resources				
Movement in short-term deposits		**(5,215)**	(6,850)	(4,490)
Financing				
Issue of shares	12	**72**	289	404
Net decrease in loans		**(2,159)**	(2,069)	(2,123)
Net cash outflow from financing		**(2,087)**	(1,780)	(1,719)
Decrease in net cash		**(891)**	(3,976)	(4,970)

Statement of Total Recognised Gains and Losses

	Notes	**Unaudited 27 weeks to 2 November 2001 £000**	Unaudited 26 weeks to 27 October 2000 £000 (restated)	Audited 52 weeks to 27 April 2001 £000 (restated)
Profit on ordinary activities after taxation		**5,046**	5,636	10,163
Exchange movements on foreign currency net investments		**(87)**	417	470
Total recognised gains and losses for the period		**4,959**	6,053	10,633
Prior year adjustment	1	**(4,498)**		
Total gains and losses recognised since last annual report		**461**		

Reconciliation of Movements in Shareholders' Funds

	Unaudited 27 weeks to 2 November 2001 £000	Unaudited 26 weeks to 27 October 2000 £000 (restated)	Audited 52 weeks to 27 April 2001 £000 (restated)
Profit on ordinary activities after taxation	**5,046**	5,636	10,163
Dividends	**(1,857)**	(1,749)	(4,770)
Issue of ordinary share capital	**58**	287	401
Exchange movements on foreign currency net investments	**(87)**	417	470
Shareholders' funds brought forward (originally £67,508,000 before deducting prior year adjustment of £4,498,000)	**63,010**	56,746	56,746
Shareholders' funds carried forward	**66,170**	61,337	63,010

Notes to the Interim Accounts

1. Basis of preparation and accounting policies

The unaudited results for the 27 weeks ended 2 November 2001 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in the Group's Annual Report and Accounts for the 52 weeks ended 27 April 2001 except that the Company has implemented the following new Financial Reporting Standards: FRS 17 "Retirement benefits"; FRS 18 "Accounting policies"; and FRS 19 "Deferred taxation".

FRS 17 and FRS 18 had no effect on the Group results in the period

In accordance with FRS 19, the Company has changed its policy on deferred taxation. Full provision for deferred taxation is now made on all timing differences. Deferred taxation in respect of prior years has been written off against opening reserves as a prior year adjustment. As a result of the change in accounting policy, comparative figures for the 27 weeks to 27 October 2000 and 52 weeks to 27 April 2001 have been adjusted as follows: -

	Profit after tax for the 26 weeks to 27 October 2000	Earning per share	Net assets	Profit after tax for the 52 weeks to 27 April 2001	Earnings per share	Net assets
	£000	pence	£000	£000	pence	£000
As previously reported	6,020	22.8	65,371	11,011	41.6	67,508
Effect of the change in accounting policy	(384)	(1.5)	(4,034)	(848)	(3.2)	(4,498)
As restated	5,636	21.3	61,337	10,163	38.4	63,010

The profit after tax for the 26 weeks ended 27 October 2000 has been decreased by £384,000 as a result of the change in accounting policy.

The charge for taxation on the profits for the 27 weeks ended 2 November 2001 has been calculated by reference to the estimated effective tax rate for the 53 weeks to 3 May 2002.

The profit and loss account and cash flow statement for the 52 weeks ended, and the balance sheet at, 27 April 2001 are an abridged statement of the full Group accounts for that period which have been delivered to the Registrar of Companies. The report of the Auditors on the accounts for the 52 weeks ended 27 April 2001 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2. Segment information

The analysis of turnover, net operating income and net assets is as follows:

Turnover by business	**27 weeks to 2 November 2001 £000**	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
Pulmonary valves and accessories	**19,771**	18,098	34,924
Device industrialisation and manufacturing services	**19,284**	18,501	36,541
Personal care	**3,893**	3,804	7,230
	42,948	40,403	78,695

Average rate of exchange £1 Sterling:US $	**1.43**	1.49	1.47

Geographical area (turnover by destination)	**27 weeks to 2 November 2001 £000**	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
United Kingdom	**21,236**	19,190	38,703
United States of America	**10,336**	10,550	17,368
Europe	**8,008**	7,413	14,753
Rest of the World	**3,368**	3,250	7,871
	42,948	40,403	78,695

Turnover by origin	**27 weeks to 2 November 2001 £000**	26 weeks to 27 October 2000 £0	52 weeks to 27 April 2001 £000
United Kingdom	**37,455**	33,236	66,367
Inter-segment sales	**(4,236)**	(2,571)	(5,933)
External sales	**33,219**	30,665	60,434
United States of America	**9,729**	9,738	18,261
Inter-segment sales	**-**	-	-
External sales	**9,729**	9,738	18,261
Total sales	**47,184**	42,974	84,628
Total inter-segment sales	**(4,236)**	(2,571)	(5,933)
	42,948	40,403	78,695

Group operating profit	**27 weeks to 2 November 2001 £000**	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
Group operating profit by segment			
United Kingdom	**7,375**	7,256	13,587
United States of America	**(782)**	194	(173)
	6,593	7,450	13,414

Net assets	**27 weeks to 2 November 2001 £000**	26 weeks to 27 October 2000 £000 (restated)	52 weeks to 27 April 2001 £000 (restated)
Operating assets by segment			
United Kingdom	**45,403**	44,416	47,483
United States of America	**14,672**	13,567	15,874
	60,075	57,983	63,357
Unallocated net assets/(liabilities)	**6,095**	3,354	(347)
	66,170	61,337	63,010
Closing rate of exchange £1 Sterling: US $	**1.46**	1.45	1.44

3. Net interest receivable

	27 weeks to 2 November 2001 £000	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
Interest payable			
- bank & other interest payable	**(309)**	(401)	(791)
- joint ventures and associates	**(9)**	(11)	(15)
	(318)	(412)	(806)
Interest receivable on deposits	**780**	654	1,268
	462	242	462

4. Taxation

	27 weeks to 2 November 2001 £000	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
Current taxation	**1,805**	1,752	2,994
Deferred taxation	**288**	384	848
Share of taxation of joint ventures and associates	**67**	56	111
	2,160	2,192	3,953

Taxation is based on an estimate of the effective rate of tax which will be chargeable on the profit for the year.

5. Dividends

The interim dividend of 7.0p (2000-6.6p) will be paid on 18 February 2002 to shareholders on the register on the 18 January 2002.

6. Earnings per ordinary share

	27 weeks to 2 November 2001 £000	26 weeks to 27 October 2000 £000 (restated)	52 weeks to 27 April 2001 £000 (restated)
The calculation of earnings per ordinary share is based on the following:			
Net profit for the period	**5,046**	5,636	10,163
Weighted average number of ordinary shares in issue	**26,558,524**	26,462,341	26,503,513
Shares owned by Employee Share Ownership Trust	**(53,393)**	(61,029)	(58,545)
Average number of ordinary shares in issue for basic earnings	**26,505,131**	26,401,312	26,444,968
Dilutive impact of share options outstanding	**232,379**	44,327	209,420
Diluted average number of ordinary shares in issue	**26,737,510**	26,445,639	26,654,388
Earnings per ordinary share (pence)	**19.0**	21.3	38.4
Diluted earnings per ordinary share (pence)	**18.9**	21.3	38.1

7. Creditors - amounts falling due within one year

	2 November 2001 £000	27 October 2000 £000	27 April 2001 £000
Proportion of loans due within one year (note 8)	**2,122**	2,150	2,152
Bank overdrafts & short-term borrowings	**7,018**	6,746	5,374
Proposed dividend	**1,857**	1,749	3,021
Taxation	**3,577**	3,387	2,598
Creditors	**15,419**	12,138	11,965
	29,993	26,170	25,110

8. Creditors - amounts falling due after more than one year

	2 November 2001 £000	27 October 2000 £000	27 April 2001 £000
Lease purchase	**72**	163	134
Bank loan (US $ unsecured)	**4,101**	6,207	6,264
	4,173	6,370	6,398
Less proportion of loans due within one year	**(2,122)**	(2,150)	(2,152)
	2,051	4,220	4,246

9. Provisions for liabilities and charges

	Deferred taxation (restated) £000	Post retirement benefits £000	Total (restated) £000
At 28 April 2001	150	324	474
Prior year adjustment (see note 1)	4,498	-	4,498
At 28 April 2001 restated	4,648	324	4,972
Profit and loss account	288	18	306
Exchange rate adjustments	-	(5)	(5)
At 2 November 2001	**4,936**	**337**	**5,273**

10. Net cash inflow from operating activities

Reconciliation of operating profit to net cash inflow from operating activities

	27 weeks to 2 November 2001 £000	26 weeks to 27 October 2000 £000	52 weeks to 27 April 2001 £000
Group operating profit	**6,593**	7,450	13,414
Depreciation	**3,341**	3,195	6,225
Amortisation	**26**	9	37
Impairment loss relating to Innovata Biomed fixed assets	**-**	13	35
Loss on sale of tangible fixed assets	**6**	28	52
Profit on disposal of fixed asset investment	**-**	(3)	(3)
(Increase)/decrease in stocks	**(472)**	180	(160)
(Increase)/decrease in debtors	**(1,037)**	4,596	1,729
Increase/(decrease) in creditors	**3,534**	(1,790)	(883)
Increase/(decrease) in other provisions	**17**	13	(310)
Net cash inflow from operating activities	**12,008**	13,691	20,136

11. Reconciliation of net funds

The table below provides an analysis of net funds and a reconciliation of net cash flow to movement in net funds.

	At 28 April 2001 £000	Cash flow £000	Exchange movements £000	**At 2 November 2001 £000**
Cash at bank and in hand	190	880	-	**1,070**
Bank overdrafts & short-term borrowings	(5,374)	(1,771)	127	**(7,018)**
Net overdrafts	(5,184)	(891)	127	**(5,948)**
Loans and leasing obligations	(6,398)	2,159	66	**(4,173)**
Short-term deposits	19,840	5,215	-	**25,055**
Net funds	8,258	6,483	193	**14,934**

Financing items included in cash flow movements

Issue of shares	(72)
Net cash inflow before management of liquid resources and financing	**6,411**

12. Issue of shares

In the period Bespak QUEST Limited transferred 3,737 shares to employees under the Bespak plc Savings Related Option Scheme for a total consideration of £14,387. In addition 12,000 shares were issued under the 1986 Executive Share Option Scheme for a total consideration of £57,280.

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Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Holding in Company		15:22 2 Jan 0

02 FEB 11 AM

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Schroder Investment Management Limited, its Schroders plc, and its subsidiaries and affiliated companies**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that per children under the age of 18:

Non-beneficial – discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each

Schroder Nominees Limited – 115,000

Chase Nominees Limited – 3,461,809

Imperial Pensions Nominees Limited – 205,000

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R – 326,800

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P – 695,700

Nortrust Nominees Limited – 160,000

HSBC Global Custody Nominee (UK) Limited - 50,700

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **2 January 2002**

12) Total holding following this notification: **5,015,009**

13) Total percentage holding of issued class following this notification: **18.866**

14) Any additional information: **Shares in issue 26,582,389**

15) Name of contact and telephone number for queries:

Louise Scott, 020 7518 7900

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **2 January 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

---

status list

View Announcement

status list

02 FEB 11 AM 8:25

Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Holding in Company		10:45 2 Jan 0

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Schroder Investment Management Limited, its Schroders plc, and its subsidiaries and affiliated companies**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that per children under the age of 18:

Non-beneficial – discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each

Schroder Nominees Limited – 115,000

Chase Nominees Limited – 3,461,809

Imperial Pensions Nominees Limited – 205,000

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R – 326,800

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P – 695,700

Nortrust Nominees Limited – 200,000

HSBC Global Custody Nominee (UK) Limited - 50,700

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **2 January 2002**

12) Total holding following this notification: **5,055,009**

13) Total percentage holding of issued class following this notification: **19.016**

14) Any additional information: **Shares in issue 26,582,389**

15) Name of contact and telephone number for queries:

Louise Scott, 020 7518 7900

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **2 January 2002**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

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status list

Announcement Details

Company	Bespak PLC
TIDM	BPK
Headline	Trading Update
Released	07:00 13 Dec 2001
RNS Number	6008O

Full Announcement Text

RNS Number:6008O
Bespak PLC
13 December 2001

13 December 2001

BESPAK PLC

TRADING UPDATE

RAISING CURRENT YEAR EXPECTATIONS

Bespak, a leading supplier of drug delivery technologies, announces that it is currently experiencing strong demand for its range of respiratory products and now expects sales to exceed its previous expectations for the current financial year. As a consequence of the increased demand, the Company expects the profits for the year to 3 May 2002 to exceed the higher end of analysts' expectations.

For the following year, the Company maintains its expectations of strong sales for its range of products. As previously indicated, Bespak has committed to certain contract price reductions on one of its key respiratory products. Uncertainty as to the timing of the rollout of new product programmes remains. The Group continues to invest in the development of its proprietary technology to build medium and long-term shareholder value.

Bespak will be announcing its Interim Results for the six months ended 2 November 2001 on Tuesday, 8 January 2002.

An analyst meeting will be held at 09.30 a.m. on the day of the results. A press meeting will follow at 11.00 a.m. Both meetings will be held at the offices of Buchanan Communications, 107 Cheapside, EC2.

For further information please call:

BESPAK plc

TEL: 0207 518 7900

Mark Throdahl - Chief Executive

Robert Preece - Deputy Chief Executive & Group Finance Director

BUCHANAN COMMUNICATIONS

TEL: 0207 466 5000

Tim Thompson / Nicola How

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Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Holding in Company		10:13 10 Dec

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Schroder Investment Management Limited, its Schroders plc, and its subsidiaries and affiliated companies**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that per children under the age of 18:

Non-beneficial – discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each

Schroder Nominees Limited – 115,000

Chase Nominees Limited – 3,386,809

Imperial Pensions Nominees Limited – 180,000

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R – 326,800

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P – 695,700

Nortrust Nominees Limited – 200,000

State Street Nominees Limited a/c JD19 - 70,472

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction:

11) Date company informed: **10 December 2001**

12) Total holding following this notification: **4,974,781**

13) Total percentage holding of issued class following this notification: **18.72**

14) Any additional information: **Shares in issue 26,573,389**

15) Name of contact and telephone number for queries:

Louise Scott, 020 7518 7900

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: **10 December 2001**

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

END

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View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Holding in Company		09:59 7 Dec 0

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **CGNU plc and its subsidiary, Morley Fund Ma**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that per children under the age of 18: **Not stated**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each

BNY Norwich Union Nominees Limited – 988,537

Chase GA Group Nominees Limited – 836,197

CUIM Nominee Limited – 787,275

RBSTB Nominees Limited - 57,000

Vidacos Nominees Limited – 337,862

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: **384,605**

8) Percentage of issued class: **1.447**

9) Class of security: **Ordinary**

10) Date of transaction: **5 December 2001**

11) Date company informed: **7 December 2001**

12) Total holding following this notification: **3,006,871**

13) Total percentage holding of issued class following this notification: **11.315**

14) Any additional information: **Total shares in issue - 26,573,389**

15) Name of contact and telephone number for queries: **Louise Scott 020 7518 7900**

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : **7 December 2001**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

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View Announcement

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02 FEB 11 AM 8:

Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Holding in Company		17:59 26 Nov

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Andrew Anthony Schumann**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that per children under the age of 18:

Shareholder and spouse – beneficial interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each

Andrew Anthony Schumann – 65,000

Frances Mary Schumann – 65,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: **130,000**

8) Percentage of issued class: **0.489**

9) Class of security: **Ordinary**

10) Date of transaction: **Not known**

11) Date company informed: **26 November 2001**

12) Total holding following this notification: **1,000,000**

13) Total percentage holding of issued class following this notification: **3.76%**

14) Any additional information:

15) Name of contact and telephone number for queries:

Louise Scott 020 7518 7900

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : **26 November 2001**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

status list

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Company Share Option Scheme**

3. Period of return: From **26 April 2001** to **25 October 2001**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

43,422

5. Number of shares issued/allotted under scheme during period:

Nil

6. Balance under scheme not yet issued/allotted at end of period:

43,422

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

50,000 Ordinary shares on 25 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

26,565,889

Contact for queries: **Louise Scott**

Address: **4 Stanhope Gate, London W1K 1AQ**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **020 7518 7900**

For more information on the Bespak Group please visit our Website at www.Bespak.com

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Savings Related Share Option Scheme**

3. Period of return: From **18 April 2001** to **16 October 2001**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

50,000

5. Number of shares issued/allotted under scheme during period:

NIL

6. Balance under scheme not yet issued/allotted at end of period:

50,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

50,000 Ordinary shares on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

26,565,889

Contact for queries: **Louise Scott**

Address: **4 Stanhope Gate, London W1K 1AQ**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **020 7518 7900**

For more information on the Bespak Group please visit our Website at www.Bespak.com

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1996 Savings Related Share Option Scheme**

3. Period of return: From **18 April 2001** to **16 October 2001**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:

50,000

5. Number of shares issued/allotted under scheme during period:

NIL

6. Balance under scheme not yet issued/allotted at end of period:

50,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

50,000 Ordinary shares on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

26,565,889

Contact for queries: **Louise Scott**

Address: **4 Stanhope Gate, London W1K 1AQ**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **020 7518 7900**

For more information on the Bespak Group please visit our Website at www.Bespak.com

London STOCK EXCHANGE

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Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Blocklisting Interim Review		09:50 16 Oct

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: **Bespak plc**

2. Name of scheme: **Bespak 1986 Executive Share Option Scheme**

3. Period of return: From **18 April 2001** to **16 October 2001**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period:
22,200

5. Number of shares issued/allotted under scheme during period:

NIL

6. Balance under scheme not yet issued/allotted at end of period:

22,200

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:

450,000 Ordinary on 16 April 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our

26,565,889

Contact for queries: **Louise Scott**

Address: **4 Stanhope Gate, London W1K 1AQ**

Name of person making return: **Louise Scott, Company Secretary**

Telephone: **020 7518 7900**

END

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status list

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

88(2)

Return of Allotment of shares

Company Number	Bespak plc
Company Name in full	406711

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,000	500	
Nominal value of each share	10p	10p	
Amount (if any) paid or due on each share *(including any share premium)*	£5.18	£2.74	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: D L Scott	Class of shares allotted	Number allotted
Address: Chapel Cottage, 84 Chapel Road, Dersingham, King's Lynn, Norfolk	Ordinary	3,000
UK Postcode: PE31 6PL	Ordinary	500
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 24 January 2002

A ~~director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Bespak plc,4 Stanhope Gate, London W1K 1AQ

Tel 020 7518 7900

DX number DX exchange

I C S A SOFTWARE

BLUEPRINT
Company Secretary

02 FEB 11 AM 8:25

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	406711
Company Name in full	Bespak plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary shares		
Number allotted	4,000		
Nominal value of each share	£0.100		
Amount (if any) paid or due on each share *(including any share premium)*	£490.000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Tom Sekel	Class of shares allotted: Ordinary shares	Number allotted: 4,000
Address: 201 Calm Winds Court, Cary, North Carolina 27513, U.S.A.		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 21 December 2001

~~A director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Bespak plc, 4 Stanhope Gate, London W1K
1AQ
Tel 020 7518 7900
DX number
DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

88(2)

Return of Allotment of shares

Company Number 406711

Company Name in full Bespak plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	12	2001			

Class of shares *(ordinary or preference etc)*	Ordinary shares		
Number allotted	5,000		
Nominal value of each share	£0.100		
Amount (if any) paid or due on each share *(including any share premium)*	£449.000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Tom Sekel Address: 201 Calm Winds Court, Cary, North Carolina 27513, U.S.A. UK Postcode	Class of shares allotted: Ordinary shares	Number allotted: 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 21 December 2001

~~A director /~~ secretary, ~~administrator, administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Bespak plc, 4 Stanhope Gate, London W1K 1AQ

Tel 020 7518 7900

DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 406711

Company Name in full Bespak plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	09	11	2001			

Class of shares *(ordinary or preference etc)*	Ordinary shares		
Number allotted	7,500		
Nominal value of each share	£0.100		
Amount (if any) paid or due on each share *(including any share premium)*	£2.740		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Tom Sekel	Class of shares allotted	Number allotted
Address: 201 Calm Winds Court, Cary, North Carolina 27513, U.S.A.	Ordinary shares	7,500
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 26 November 2001

A ~~director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Bespak plc, 4 Stanhope Gate, London W1K 1AQ

Tel 020 7518 7900

DX number DX exchange

London STOCK EXCHANGE

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Announcement Details

Company	Headline	Embargo	Last Upda
Bespak PLC	Holding in Company		15:50 4 Dec 0

Full Announcement Text

The issuer advises that the following replaces the Holding in Company announcement release November 2001 at 18:01 hrs under RNS number 7275N.

The correct information should show a change in the registered holders from AA Schumann Schumann to AA Schumann, FM Schumann & Clydesdale Bank Custodian Nominees Limite Account as a result of a transfer to a nominee and NOT a disposal of 130,000 ordinary shares notified. Hence the total holding remains 1,130,000 and NOT 1,000,000 as previously stated. T text appears below.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Andrew Anthony Schumann**

3) Please state whether notification indicates that it is in respect of holding of the shareholder name respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that per children under the age of 18:

Shareholder and spouse – beneficial interests

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each

Andrew Anthony Schumann – 500,000

Frances Mary Schumann – 500,000

Clydesdale Bank Custodian Nominees Limited BCBPB Account - 130,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: **Ordinary**

10) Date of transaction: **Not known**

11) Date company informed: **4 December 2001**

12) Total holding following this notification: **1,130,000**

13) Total percentage holding of issued class following this notification: **4.25%**

14) Any additional information:

15) Name of contact and telephone number for queries:

Louise Scott 020 7518 7900

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : **4 December 2001**

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

---

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Grid Trade Master Agreement

Allen & Overy Energy Group

If you have any queries concerning the EFA Association, contact Richard Berry of Magnox Electric Plc, +44 1453 812 968 rjberry2@magnox.co.uk

If you have any queries concerning the Grid Trade Master Agreement, contact Ian Elder or Stuart Harray at Allen & Overy +44 20 7330 3000 ian.elder@allenovery.com stuart.harray@allenovery.com

Welcome to the Grid Trade Master Agreement on line.

This contract has been prepared by Allen & Overy on behalf of the Electricity Forward Agreement Association (EFA Association).

About the Agreement

The Grid Trade Master Agreement replaces the existing EFA Terms Edition 2 (1991) and EFA Terms Edition 3.

The Agreement is an electricity forward contract for England and Wales. It is specifically designed to provide an industry benchmark for over the counter bilateral trading following the introduction of NETA. NETA is the new electricity trading arrangements which were introduced in Autumn, 2000 to replace the current England and Wales Electricity pool.

The Grid Trade Master Agreement can also be used to rollover existing contracts entered into under EFA Terms before NETA commences.

Proceed to Agreement

Allen & Overy has produced an on-line detailed user's guide to the Grid Trade Master Agreement. For more information visit **www.newchange.com/gtma.htm**

For more information e-mail **information@allenovery.com**

Electricity (Power)

We were one of the first institutional brokers to enter the electricity markets. Today, we are a global leader, providing power marketers, utilities, producers and institutions with a single comprehensive source for price information, liquidity, market intelligence and innovative products.

Since completing our first electricity trade in the US in 1995 – a one month firm physical transaction round the clock for 25 MW each hour – our electricity capability has grown to include more than 60 brokers based in offices around the world, including New Jersey, London, Amsterdam and Sydney.

A History of Innovation back to top

As an early participant in deregulated power markets, we have played a pivotal role in standardizing trading in electricity products and supplying transparent prices. We have also introduced basic market standards, like client confidentiality and universal trade terminology, and acted as an important information provider – advising and consulting with new clients on how deregulation affects their businesses and introducing them to new concepts in risk management.

We have proven our ability to adapt existing products and develop new ones – from the most basic physical spot and forward contracts right though to some of the most sophisticated and innovative products in the market today (such as financial swaps and options, spark spreads and gas index-to-power transactions). In North America, we brokered the first electricity options based on the Dow Jones California-Oregon Border Daily Price Index, and were the first broker to arrange an electricity swap based on zonal price variations from the California Power Exchange Market Clearing Price.

In Europe, we brokered the first ever fixed-for-floating swap linked to the Swiss Electricity Price Index (SWEP).

Today, that approach sees us pioneering the development of clearing and electronic trading systems for power and other commodities. In North America, by combining Altra Energy Technologies, Inc.'s electronic system, Altrade Power, with the market knowledge and liquidity of Prebon Energy and Amerex, clients have access to broader market information, like buying interest, than an electronic screen alone can deliver.

Americas back to top

Prebon Energy has over 40 experienced brokers based in New Jersey, covering the electricity markets in the United States. Created in May 1995, this is our most established electricity desk and is designed to accommodate the fast-growing needs of the most liberalized electricity market in the world.

Our operations comprise three divisions, covering the Western, Eastern and Mid-Continent regions of the country. Each desk supplies a range of physical products (spot, forward and option contracts and exchange futures for physical (EFP)) and financial-based over-the-counter (OTC) products, like index-linked fixed for floating swaps, options and index for physical transactions.

We deal with over 150 clients, covering a wide variety of utilities, power

marketers, producers and financial houses. Our regional price coverage includes all major North American Electricity Reliability Council ("NERC") regions and trading points.

Our daily trading volumes typically exceed 3 million MWh, with deal sizes varying between 25 MW and 1000 MW. Deal terms can vary anywhere from next day to 20 years.

Our knowledge of spreads against surrounding regions means our clients enjoy greater price discovery for many less-liquid products, for example, in Craig and Mona.

We are currently working on a number of new and innovative products specifically designed to cater to the needs of the local US marketplace. One product slated for future development is the brokering of firm transmission rights (FTRs). We believe that this is set to become a popular market as deregulation continues in the country. Recently, for example, a number of Independent System Operators (ISOs) – such as the Cal-ISO and the NYISO – began auctioning off exclusive transmission rights for electricity in their regions.

Australia

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Since its launch in April 1998, our Australian electricity broking desk has enjoyed enormous success and is already the leader in this new market.

It offers fixed-against-floating electricity swaps linked to the relevant National Electricity Pool (NEP) price for the state; inter-regional spreads; and electricity options. The team has also structured a range of other less-standard products and has been invited to be involved in developing the country's first ever electricity price forward curve. While contract sizes and volumes remain small relative to more developed markets, we provide more than 40 Australian clients with the liquidity they need. Deals executed to date vary between 45 MWh and 220,000 MWh, and tenors quoted range from balance-of-the-month out to five years.

Our goal in establishing an early presence in Australia's deregulating power markets was to develop the necessary local market expertise required to service a broader client base as deregulation progresses.

Professional Standards

We find that clients particularly appreciate our efforts to introduce standard, free-market values to Australia's electricity markets, including efficient and fair price discovery, client confidentiality and trade anonymity.

Europe

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Our power broking services in Europe are based in our London and Amsterdam offices. The London team is principally responsible for operations in the UK over-the-counter (OTC) electricity market, whilst the team in Amsterdam focuses on the markets in Germany, Switzerland, the Netherlands, Austria, Spain, Italy and Poland.

In Europe, we provide a broking service for a range of physical electricity products (including spot, forward and option contracts) as well as financially settled OTC power products such as fixed for floating swaps linked to a variety of power indices. The power indices that OTC financial transactions are referenced to include the Dutch APX, the Dow Jones-published SWEP (Swiss Electricity Price Index), the Dow Jones-published CEPI (Central European Price Index) and the Electricity Pool of England and Wales.

With the power and natural gas markets continuing to converge, our experience in both is invaluable to our clients. We understand the relationship between these two markets and can offer strong liquidity to those keen to trade on the inter-market differential.

Temperature Adjusted Power Contracts

We have recently completed Europe's first temperature adjusted power contract. We arranged for German power utility, Bayernwerk, to supply to a buyer, at a pre-arranged fixed price, proportionately more power for every degree the temperature at midnight dropped below four degrees centigrade. The two-week contract was referenced to temperatures measured by the German meteorological office for Nuremberg airport in southern Germany.

Under the terms of the deal, the buyer and seller use data from the previous night to calculate the volume to be delivered or taken for the future off-peak (2400-0600) period.

For further information, please contact:

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Robert Fischetti
Prebon Energy Inc.
101 Hudson Street
Jersey City NJ 07302
USA
T +1 201 557 5068
F +1 201 557 5915
Email: prebonmarketing@prebon.com

Prebon Energy (Australia) Pty Ltd
Level 6, 83 Clarence Street
Sydney NSW 2000
Australia
T +612 9221 7933
F +612 9221 7955

Prebon Energy
A division of Prebon Marshall Yamane
(UK) Limited
155 Bishopsgate
London EC2N 3DA
United Kingdom
T +44 20 7200 7000
F +44 20 7200 7176

Prebon Energy
A division of Prebon Yamane
(Nederland) BV
Keizersgracht 307, 1016 ED
Amsterdam Netherlands
T +31 20 535 7770
F +31 20 535 7821

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Prebon Environmental Consulting Services (PECS)

Prebon Environmental Consulting Services ("PECS") provides expertise to companies and institutions facing risks and opportunities brought on by potential regulations on greenhouse gas (GHG) emissions. Offering a range of services tailored to client needs, PECS assists companies to manage their emission risks, and to capitalize on opportunities.

PECS specializes in risk management products and project development and has expertise in the energy sector, energy markets, capital markets and environmental policy. With offices in Australasia, North America and the UK, the PECS team brings global solutions to the changing energy market. Supporting the PECS team are Prebon Energy and Prebon Yamane, global leaders in brokerage of energy and financial products.

PECS Services

- GHG Emission Risk Management
  Greenhouse gas (GHG) emission risk/opportunity assessment
  GHG emission risk strategies
  GHG emission risk management products
- GHG Emission Markets & Trading
  GHG emissions brokerage
  GHG emissions market strategy
  GHG emissions trading systems
- Project Services
  GHG Emission reduction project strategies
  Project structuring & joint venture development
  Renewable energy project development
  Joint Implementation (JI) project development
  Clean Development Mechanism (CDM) project development
  GHG emissions certification
  National and international authority liaison

Background back to top

In 1997, a total of 84 nations signed the Kyoto Protocol, which established a framework for addressing global climate change by setting limits for greenhouse gas (GHG) emissions in industrialized countries. The Protocol has not yet been ratified by the required number of signatory nations, and therefore GHG emission reductions are not yet binding. However, public and political pressure for action to address climate change continues to grow, and the negotiations-national and international-are ongoing.

The possibility of enforced GHG emission reductions presents a financial risk to entities depending on fossil-fuel combustion-the largest source of human-induced GHG emissions. It also presents opportunities for companies recognizing how emissions constraints will force major changes in the energy sector in the future.

Uncertainty exists about the future of the Kyoto Protocol, the nature of potential constraints on GHG emissions, and the national and international framework that will govern such constraints. But prudent observers agree that some form of legislation restricting GHG emissions is likely.

Companies with significant GHG emissions have stressed the need for

flexibility in final legislation. They have insisted that regulations should allow the private sector to find the most economically sensible ways to meet any reduction commitments. The Kyoto Protocol outlines three mechanisms, called the Kyoto Mechanisms, that will allow flexibility in reaching emission reduction targets, by creating a tradable commodity: the GHG emission reduction credit.

The Kyoto Mechanisms-International Emissions Trading (IET), Joint Implementation (JI), and the Clean Development Mechanisms (CDM)-will allow entities to receive credits towards reduction commitments by financing emission reduction projects elsewhere, or by purchasing emissions reduction credits from an international market.

The commoditization of GHG emissions will introduce two things:

- The risk of added cost for those companies producing GHG in excess of any reduction commitments, and
- The opportunity for added revenues for those companies producing GHG below any reduction commitments.

The rules and regulations surrounding the Kyoto Mechanisms are not yet established, but progressive companies are positioning themselves to take advantage of the emerging GHG market within a GHG-constrained economy.

Prebon Environmental Consulting Services (PECS) provides emissions risk management tools that help clients in the energy sector prepare for the outcomes of international climate change negotiations. In addition to a range of financial products (the EcoStreams® suite of products), Prebon also offers consulting services in the development and implementation of JI, CDM and renewable energy projects.

Glossary back to top

- **Kyoto Protocol**
  An international agreement reached in 1997 in Kyoto Japan, which sets binding commitments for greenhouse gas reductions for industrialized countries. In order to come into force, the Protocol must be ratified by 55 nations; thus far 29 nations have ratified.

- **Greenhouse Gases (GHG)**
  Gases thought to contribute to climate change. CO_2 is the most common greenhouse gas.

- **The Kyoto Mechanisms**
  Three mechanisms outlined in the Kyoto Protocol that allow flexibility in meeting emission reduction commitments. The Kyoto Mechanisms are: International Emission Trading (IET), Joint Implementation (JI) and the Clean Development Mechanism (CDM).

- **International Emission Trading (IET)**
  A mechanism whereby an entity can meet part of its emission reduction commitment by purchasing credits from another entity that has reduced emissions to levels below requirements. IET assures that the overall reduction is the same.

- **Joint Implementation (JI)**
  A mechanism whereby an entity can meet part of its emission reduction commitment by investing in an external emission reduction project, and receive credits for those reductions. JI projects are agreed between entities in industrialized nations.

- **Clean Development Mechanism (CDM)**
  A mechanism whereby an industrialized nation entity can meet part of its

emission reduction commitment by investing in an external emission reduction project in a developing country, and receive credits for those reductions.

Corporate Brochure back to top

For a PECS brochure in pdf format, please click here.

Contacts back to top

PECS Americas
Prebon Energy
Prebon Yamane (USA), Inc
101 Hudson Street
Jersey City
New Jersey 07302-3908
USA
T +1 201 557 5047
F +1 201 557 5957
e-mail: environment@prebon.com

PECS UK/Europe
Prebon Energy
Prebon Marshall Yamane (UK) Limited

155 Bishopsgate
London EC2N 3DA
United Kingdom
T +44 20 7200 7000
F +44 20 7628 2459
e-mail: environment@prebon.co.uk

PECS Australasia
Prebon Energy
Prebon Yamane (Australia) Pty Limited
Level 6
83 Clarence Street
Sydney NSW 2000
Australia
T +61 2 9232 4306
F +61 2 9221 2184
e-mail: environment@prebon.com.au

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Natural Gas - North America

Prebon Energy is the global leader in natural gas brokerage, providing over 450 marketers, producers and institutions with a single, comprehensive source for price information, liquidity, market intelligence and innovation in an extensive range of both physical and financially-based gas products.

We have more than 30 natural gas brokers based in North America. In addition, our office in London covers the UK and rapidly developing European market.

Overview

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Prebon Energy was one of the first institutional brokers to set up a natural gas broking desk in 1993, following industry-wide deregulation in the US. Since then we have grown with the market, exploring new products, building an experienced team in tune with the needs of our customers and consistently producing a performance that has established us as a leader in our field.

The depth of our market coverage is unbeatable. Our team of 30 experienced brokers deals with more than 400 clients, covering a wide variety of gas producers, marketing companies and banks. Dealing with such an extensive and varied number of institutions means we can offer our customers a first rate service in deal execution and price discovery.

We also provide an excellent level of liquidity. Our daily trading volume is typically 120 billion cubic feet of natural gas, with active days commonly reaching in excess of 200 billion cubic feet. Deal sizes vary from 5,000 million BTU up to 100,000 million BTU and deal tenors can vary from next day transactions out to 10 years.

Integrated Voice and Electronic Broking

Alongside our plans to introduce an electronic trading capability to our gas market coverage in North America, we still strongly believe that our strength in voice brokering adds vital colour to this market. Clients rely on us for crucial market intelligence and professional advice. We are maintaining that service to complement screen-based trading in the gas markets.

Products

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We divide our operations into five desks.

Western and mid-continent

This desk offers: financial basis swaps, physical and financial fixed price products and index-linked products. It covers the following pipelines and points:

- ANR Pipeline Co.
  Oklahoma
- Colorado Interstate Gas
  Rocky Mountains
- El Paso
  Permian Basin and San Juan Basin
- Kern River
  Wyoming
- Natural Gas Pipeline Co. of America
  Texok
- Northern Natural Gas
  TOK, Demarcation, Ventura, Iowa
- Northwest Pipeline

Products and Services

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» Currency Derivatives
» Debt Securities
» Energy
» Equity
» Foreign Exchange
» Interest Rate Derivatives
» Money Market Instruments
» Precious Metals
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Rocky Mountains, Canadian Border
- Oneok
  Oklahoma
- Panhandle Eastern
  Texas, Oklahoma
- Reliant Energy
  East, West
- Williams Gas Pipelines Central

Canadian back to top

This desk covers physical and financial basis swaps, physical and financial fixed price index-related products. With the completion of three new pipelines linking the US and Canadian gas markets, we expect to see cross border trade grow significantly over the next few years. The following pipelines and points are covered:

- Nova Pipeline
  AECO-C, NIT
- TransCanada Pipeline
  Empress
- West Coast System
  Station 2
- NorthWest Pipeline
  Canadian Border, Huntingdon–TX

Gulf Coast back to top

This desk covers financial basis swaps, physical basis swaps and exchange for physical swaps for the following pipelines and points:

- ANR Pipeline Co.
  Louisiana
- Columbia Gulf Transmission Co.
  Louisiana
- Florida Gas Transmission Co.
  Zone 1, 2, 3
- Natural Gas Pipeline Co. of America
  Louisiana zone
- Tennessee Gas Pipeline Co.
  Louisiana (zone 1), Texas (zone 0)
- Texas Eastern Transmission Corp.
  East Louisiana zone, West Louisiana zone, East Texas zone, South Texas zone
- Texas Gas Transmission Corp.
  Zone 1, Zone SL
- Transcontinental Gas Pipe Line Corp.
  Zone 1, 2, 3, (pooling points), Mississippi, Alabama
- South Louisiana
  Henry Hub
- East Texas
  Houston Ship Channel, Katy
- West Texas
  Waha

North-Eastern back to top

This desk offers physical and financial basis swaps, physical and financial fixed price products and index-linked products. It covers the following pipelines and points:

- CNG Transmission Corp.
  Appalachia
- Columbia Gas Transmission Corp.
  Appalachia (W.Va., Ohio, Ky.)
- Texas Eastern zone M-3,
  Transco zone 6
  Algonquin gated
  Union-Dawn, Parkway

TCPL-Niagara, Waddington, Emerson

We also broker physical gas at the New York/New Jersey city gate and New England city gate points on the Northeast pipeline.

Financially-based gas products

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This desk offers Nymex look-alike options, Nymex spread options, pipeline options, pipeline basis options and spread objects, exotic options, gas daily options, Canadian basis options, Canadian pipeline options, Nymex fixed for floating swaps, natural gas swing swaps, basis swaps (Nymex versus an index), fixed for floating swaps and other products.

Data

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Together with Amerex and Natsource we have created a natural gas database containing over 210,000 historical transactions, dating from 1993, which is currently growing at a rate of approximately 15,000 transactions per month. In 1999, Prebon Energy entered into a unique, innovative venture with PricewaterhouseCoopers (PwC), contributing transactional data for the North American natural gas markets.

As a service to the power market, PwC publishes the daily Gas Trax index as part of its PwC Trax product suite. These products provide customers with a valuation for purchases and sales of power and gas and so enable the plotting of forward prices with greater accuracy. They also: determine weekly, monthly, quarterly and annual average prices; validate compliance with FASB 133; provide a more compelling case to credit-rating institutions and analysts; eliminate the uncertainty of audit test results; and ensure that competitive advantage is not lost to other companies who possess this information.

Prebon Energy also contributes to a range of other indices, including those published by Natural Gas Intelligence, Gas Daily, Inside FERC, Canadian Gas Price Reporter and Emerdata.

Prebon Energy's Global Perspective

Like other energy markets, the natural gas market is in the throes of change.

In mainland Europe, the process of deregulation is well under way, bringing it up to speed with progress already achieved in North America and the UK.

Our previous experience in nurturing the growth and development of deregulating electricity markets puts us in an excellent position to see through these exciting new changes in the European natural gas market.

We have played a pivotal role in standardizing trading in European natural gas products, supplying transparent prices, developing forward curves, quoting tight, reliable prices based on accurate market intelligence and introducing both basic market standards and universal trading terminology. We also act as an important information provider, advising and consulting with new clients on how deregulation affects their businesses and introducing them to new concepts in risk management and risk control.

Broker-Assisted Online Trading

In the more mature markets of North America, the change is in trading technology.

In the near future, we hope to introduce electronic trading to our natural gas coverage in the US, based on a real-time, broker-assisted online electronic trading system called Altrade Gas. It will be based on Altrade Power, the system launched in October 1999 for the wholesale power markets. The

Altrade Power system, which operates as an alliance with Altra Energy Technologies and Amerex Power, has already achieved enormous success in bringing the speed and efficiency of real-time systems to the power markets. We hope to repeat that success in the natural gas markets.

The system is designed so that parties can either engage in direct, online negotiations – posting bids and offers, seeing current prices, monitoring the most recent transactions and closing deals or trade anonymously through the broker using a feature known as 'DBA' (Doing Business As).

We plan to introduce new trading technology to complement and add to our traditional strength in voice broking. By combining the technology of Altrade Gas with our voice broking capability we can provide our customers with a hybrid platform that offers the best of both worlds.

For further information, please contact: back to top

Prebon Energy, Inc.
101 Hudson Street
Jersey City NJ 07302
USA
T +1 201 557 5068
F +1 201 557 5915

Natural Gas - UK & Continental Europe back to top

Prebon Energy is the global leader for natural gas brokerage, providing over 450 marketers, producers and institutions with a single, comprehensive source for price information, liquidity, market intelligence and innovation in an extensive range of both physical and financially-based natural gas products.

We have more than 40 natural gas brokers world-wide. As well as our London office, from which we cover the UK and rapidly developing European markets, we also have offices in New Jersey and Toronto, which together provide extensive coverage of the North American markets.

Overview back to top

Since setting up operations just four years ago, the natural gas desk has already become one of the largest and most successful broking teams in the market.

Today, we have ten experienced brokers offering producers, trading institutions, utilities and financial houses a full range of natural gas trading and hedging products. We already deal with 40 clients and expect this to continue increasing.

Products back to top

Our product range has developed over the last four years as the market has become more sophisticated.

Our prompt desk deals anything from retro natural gas through to the balance of the month. More recently we have been executing trades in capacity and storage and have also begun to see a marked increase in the trading of natural gas for continental delivery.

The forward gas market still largely executes physically delivered trades on a flat and swing basis. We see liquidity from the front month to 4 years out and have clients who will discuss deals for terms longer than this and for significantly larger volumes than the standard 25,00 therms per day. We have also seen an increased appetite for derivative products. The options market is

now trading regularly, with the majority of the liquidity in vanilla European options. Equally, we are seeing more interest in swap markets and, as with the prompt market, trading of continental gas has grown rapidly.

Interconnector

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In October of 1998, the Interconnector, linking the Bacton terminal in the UK with Zeebrugge in Belgium, opened with a capacity of 20 billion cubic metres per year. This has led to trading opportunities between the main UK hub, the NBP and the Zeebrugge hub. Standardisation of the Zeebrugge trading contract, along with increased volatility at both hubs, has led to potential arbitrage opportunities between the UK and Europe.

Whilst the UK market has been competitive for some time now, the level of liberalisation varies between European countries. However directives from the European Union guarantee the future deregulation of all member states. This, along with the development of more delivery hubs, can only lead to increased trading of all products and the involvement of more potential counterparties.

Prebon Energy's Global Perspective

back to top

Like other energy markets, the natural gas market is in the throes of change.

In mainland Europe, the process of deregulation is well under way, bringing it up to speed with progress already achieved in North America and the UK.

Our previous experience in nurturing the growth and development of deregulating electricity markets puts us in an excellent position to see through these exciting new changes in the European natural gas market.

We can play a pivotal role in standardising trading in European natural gas products, supplying transparent prices, developing forward curves, quoting tight, reliable prices based on accurate market intelligence and introducing both basic market standards and universal trading terminology. We can also act as an important information provider, advising and consulting with new clients on how deregulation affects their businesses and introducing them to new concepts in risk management and risk control.

In the more mature markets of North America, the change is in trading technology.

In the near future, we hope to introduce electronic trading to our natural gas coverage in the US, based on a real-time, broker-assisted online electronic trading system called Altrade Gas. It will be based on Altrade Power, the system we launched in October 1999 for the wholesale power markets. The Altrade Power system, which operates as an alliance with Altra Energy Technologies and Amerex Power, has already achieved enormous success in bringing the speed and efficiency of real-time systems to the power markets. We hope to repeat that success in the natural gas markets.

The system is designed so that parties can take part in direct, online negotiations – posting bids and offers, seeing current prices, monitoring the most recent transactions and closing deals.

We recognise that the natural gas markets are still young. That is why we plan to introduce new trading technology to complement and add to our traditional strength in voice broking. By combining the technology of Altrade Gas with our voice broking capability we can provide our customers with the hybrid platform that offers them the best of both worlds.

For further information, please contact:

back to top

Prebon Energy
A division of Prebon Marshall Yamane (UK) Limited
155 Bishopsgate
London EC2N 3DA
T +44 20 7200 7877
F +44 20 7200 7277

www.prebonenergy.com

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Weather Products

Thanks for visiting our Weather Products page. We welcome any questions or comments you may have, and our contact information can be found at the very bottom of this document. The information below is broken into the following sections, which you can find identified by bold subtitles. We hope you find it useful:

- About Weather Products
- Weather Risk Management
- The Tools
- What's So Unique About Weather Products
- Volume Risk
- HDDs and CDDs
- Temperature Swaps & Options
- Additional Examples of Weather Products
- Other Sites of Interest
- Contacts

About Weather Products

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Weather risk is the extent to which volatile weather -- extreme temperatures, precipitation or wind -- can negatively impact a company's revenues. Weather products are financial instruments that enable companies to protect themselves financially against volatile weather patterns and natural disasters. These products, such as temperature or precipitation swaps and options, can be structured directly through Prebon. They have a broad range of applications for any business whose profits may be affected by unforeseen changes in the weather, such as:

- **Gas Marketers, Power Marketers, Utilities**
  to protect against volume-related risk resulting from volatile temperature pattern
- **Insurance and Reinsurance Companies**
  to diversify risks of policies written against weather related events
- **Agricultural Companies and Wineries**
  to mitigate the risk of adverse weather conditions on growing days
- **Transportation, Construction, Airline, and Resort Companies**
  to hedge the impact of weather variability on their business performance
- **Industrial and Commercial Consumers**
  to protect against increased heating or cooling expenses due to an extremely cold winter or hot summer
- **Banks and Other Financial Institutions**
  Two phenomena, El Nino and deregulation of the energy markets, have helped create a heightened awareness of weather risk, and the impact that weather risk management can have on a company's bottom line

Weather Risk Management

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Weather risk management is the strategic application of financial weather hedges which enable businesses to mitigate the adverse effect of weather on revenues and expenses. Properly used, weather risk management can limit revenue loss (or guarantee a minimum revenue stream), and improve the accuracy of budget forecasting for planning purposes. This is particularly important for utilities and other companies looking to maximize shareholder value in an increasingly competitive landscape.

The Tools

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The most commonly used weather risk management tools at this point are temperature swaps and options (known as HDD and CDD swaps and options). Other weather risk management tools exist to address precipitation risk, snow pack, wind and stream flow. There are a wide range of structures and applications, which can be customized to fit your precise hedging needs. As the leading broker of a wide range of related energy swaps and options, Prebon provides invaluable expertise in structuring and executing the full range of weather transactions for its clients.

What so unique about Weather Products

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While energy marketers and utilities have a natural use for weather products, there are many other types of companies that may be involved in weather products for different reasons. Here are a few of the characteristics that make weather products attractive to a range of interests:

- **Weather products are index based and financially settled**
  This allows a myriad of players to participate

- **Weather markets cannot be manipulated**
  No one can control the "underlying" weather

- **The fixing references are based on National Weather Service data**
  This ensures its reliability and impartiality

- **There is no correlation between weather products and the financial markets**
  It provides an alternative for portfolio diversification

- **It is a flexible product which can be customized to fit specific risk parameters**
  • There are thousands of weather stations located in the United States
  • Basket structures are available based on several locations
  • Multi-year structures can be used
  • Weather swaps and options can be combined with other financial products to create a more dynamic hedge

- **It can be traded as a derivative using standard ISDA master agreements, or as insurance through the use of a transformer**

Volumn Risk back to top

As temperatures move away from a base level of 65 degrees, more energy will be required for heating or cooling. While energy marketers and utilities can forecast their energy needs based on historical weather patterns, they cannot account for unexpected or volatile changes in the weather, and the effect this will have on the demand for heating or cooling. This uncertainty is known as *volume risk.* While swaps and options on an underlying energy source, such as natural gas or electricity, can be used to hedge price risk, only temperature swaps will properly hedge against volume risk.

The most common instruments are:
• Heating Degree Day (HDD) Swaps
• Cooling Degree Day (CDD) Swaps
• Heating Degree Day (HDD) Call Options and Put Options
• Cooling Degree Day (CDD) Call Options and Put Options

What are Heating Degree Days and Cooling Degree days? back to top

Heating degree days, or "HDDs", measure how low the daily average temperature is relative to 65 degrees. In general, HDDs correlate with the volume of energy required by residential and commercial consumers for heating. "CDDs", or cooling degree days, measure how high the daily average temperature is relative to 65 degrees, and correspond to the energy required for cooling.

Heating degree days can be calculated as follows:

The greater of:

(i) 65°F minus the average of the daily high and low temperature for a specific location, or;
(ii) zero

Examples
If average temp. is 55°F:
(i) 65 - 55 = 10
(ii) zero

Therefore, HDDs = 10

If average temp. is 68°F:
(i) 65 - 68 = -3
(ii) zero

Therefore, HDDs = 0

Cooling degree days can be calculated as follows:

The greater of:

(i) the average of the daily high and low temperature for a specific location minus 65°F, or;
(ii) zero

Examples
If average temp. is 80°F:
(i) 80 - 65 = 15
(ii) zero

Therefore, CDDs = 15

If average temp. is 57°F:
(i) 57 - 65 = -8
(ii) zero

Therefore, CDDs = 0

Temperature Swaps back to top

Temperature swaps are fixed for floating swaps in which the fixed rate is based on an agreed upon HDD/CDD level and the floating rate is based on the actual HDD/CDD level for a specific location and

time period. The payout is based on the difference between the fixed and floating rates multiplied by a predetermined dollar amount.

Example of a CDD Swap
If summer temperatures are milder than normal, demand for energy for air conditioning will be lower, curtailing a utility's ability to generate revenue. To protect against revenue loss, a utility can sell a CDD swap, which pays out if the temperature falls below a certain level.

Utility A wants to buy protection against a cooler than normal summer, and sells a CDD swap for Newark, NJ for the period beginning July 1, 1999 and ending September 30,1999, at an agreed level of 870 CDDs. At the end of the period, Utility A receives $10,000 for every degree the actual CDD level is below 870, and pays $10,000 for every degree the actual level is above 870. This has the effect of stabilizing the utility's cash flow derived from cooling demand.

Temperature Options
Temperature Options include Puts and Calls in which the Strike Price is a predetermined HDD/CDD level and the Settlement Price is the actual HDD/CDD level for a specific time period.

HDD/CDD Put Options protect the buyer against a lower than expected HDD/CDD level at a specific location for a specific time period. The buyer pays the seller an agreed upon premium. At expiration, if the Strike Price is greater than the Settlement Price, the seller pays the buyer an amount equal to the Strike Price less the Settlement Price multiplied by a predetermined dollar amount. If the Strike Price is less than the Settlement Price the seller pays nothing to the buyer, and the seller retains the premium.

HDD/CDD Call Options protect the buyer against a higher than expected HDD/CDD level at a specific location for a specific time period. If the Strike Price is less than the Settlement Price, the seller pays the buyer an amount equal to the Settlement Price less the Strike Price multiplied by a predetermined dollar amount. If the Strike Price is greater than the Settlement Price the seller pays nothing to the buyer, and the seller retains the premium.

Example of a CDD Put
An agricultural company is negatively impacted if the temperature during the growing season is too cool, inhibiting the amount of crops that will be harvested. They might buy a CDD put in order to hedge against temperatures which are too low.

For example, the agricultural company buys a CDD put for Des Moines, IA for the period beginning July 1, 1999 and ending September 30,1999 with a strike level of 610 CDDs for $260,000. The agricultural company receives $5000 for each degree the actual CDD level is below 610 CDDs. If the actual number of CDDs is above 610 there is no payment to the agricultural company. This gives the company cash compensation if the temperature is too low for effective growing days.

Example of a Costless Collar
An industrial or commercial consumer might utilize an HDD costless collar to stabilize energy costs. If the temperature during the winter is colder than normal, greater volumes of energy will be necessary for heating, increasing their overhead expenses. Purchasing an HDD costless collar will provide the consumer with a cash payout and mitigate the risk of higher expenses.

For example, a consumer buys an HDD call for Chicago, IL for the period beginning November 1, 1999 and ending March 31, 2000 with a strike level of 5200 HDDs for $750,000. Concurrently, the consumer sells an HDD put for Chicago for the same period with a strike level of 5050 HDDs for $750,000. Since the premium is the same for each option, the consumer does not have to make a net payment for this structure. The consumer receives $10,000 for each degree the actual HDD level is above 5200 HDDs and pays $10,000 for each degree the actual HDD level is below 5050 HDDs. If the actual level of HDDs is between 5050 and 5200 HDDs there is no payment. This stabilizes the consumer's risk by minimizing its exposure to a colder than expected winter while foregoing some of the benefits of a warmer than normal winter.

Additional Examples of Weather Products back to top

Temperature is not the only weather related risk affecting companies. The amount of precipitation can have significant consequences for many industries. The following example highlights another application of weather risk management.

Example of a Precipitation Call
If it rains too frequently during the summer time, attendance at amusement parks will be negatively impacted. An amusement park might buy a Precipitation call to hedge against a rainy summer.

As an example, an amusement park buys a precipitation call for Orlando, FL for the period beginning June 1, 1998 and ending August 31, 1998 with a strike level of 24.5 inches for $200,000. The amusement park receives $25,000 for each one tenth of an inch the actual precipitation level is above 24.5 inches. This provides the amusement park with cash compensation if there is an excessive amount of rain during the summer and attendance is below normal.

Other Sites of Interest

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The following websites offer additional information regarding weather data and information.

www.ncdc.noaa.gov
www.climaton.com
www.weathersite.com
www.weatherpost.com
www.accuweather.com
www.nnic.noaa.gov/cpc/

Contacts

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London +44 20 7200 7297
Sydney +612 9221 7933
Tokyo +813 5640 0709

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